FEE WAIVER AGREEMENT

This Fee Waiver Agreement (the “Agreement”) is made as of the 28th day of April 2011 between The Needham Funds, Inc., a Maryland corporation (the “Fund”), and Needham Investment Management L.L.C., a Delaware limited liability company (the “Adviser”).

WHEREAS, the Adviser has entered into a Restated Investment Advisory Agreement with the Fund dated October 21, 2004 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of each Portfolio of the Fund; and

WHEREAS, the Fund and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to have the Adviser waive a portion of its fee due under the Advisory Agreement as set forth below.

NOW, THEREFORE, the parties hereto agree as follows:

1.
Fee Waiver by the Adviser.  The Adviser agrees to waive its fee for, and to reimburse expenses of, the Fund in an amount that operates to limit annual operating expenses of Needham Growth Fund, Needham Aggressive Growth Fund, and the Needham Small Cap Growth Fund to not more than 1.95% of average daily net assets.

2.	Assignment. No assignment of this Agreement shall be made by the Adviser without the prior consent of the Fund.

3.
Duration and Termination.  This Agreement shall supersede that certain Fee Waiver Agreement by and between the Needham Growth Fund and the Adviser dated as of April 29, 2010, shall supersede that certain Fee Waiver Agreement by and between Needham Aggressive Growth Fund and Needham Small Cap Growth Fund and the Adviser dated as of October 28, 2010, shall be effective for the period from May 1, 2011 through May 1, 2012, and shall continue in effect from year to year thereafter only upon mutual agreement of the Fund and the Adviser.  This Agreement shall automatically terminate at the close of business on May 1, 2012.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first-above written,

THE NEEDHAM FUNDS, INC.	NEEDHAM INVESTMENT MANAGEMENT L.L.C.
By: /s/ James W. Giangrasso Name: James W. Giangrasso Title: Chief Financial Officer, Secretary and Treasurer	By: /s/ James W. Giangrasso Name: James W. Giangrasso Title: Chief Financial Officer